As filed with the Securities and Exchange Commission on October 25, 2001


                                  Form N-18F-1/A


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


          AMENDED NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE
                         INVESTMENT COMPANY ACT OF 1940



     The undersigned registered open-end investment company hereby amends its notification to the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by

Rule 18f-1 under the Investment Company Act of 1940.  It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this notification of election.

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this amended notification of election to be duly executed on its behalf in the City of Boston and the Commonwealth of

Massachusetts on the 25th day of October, 2001.





Attest:                              PIONEER GLOBAL INDUSTRIAL PRODUCTS
                                     & SERVICES FUND




/s/ Dorothy E. Bourassa              /s/ Joseph P. Barri
Dorothy E. Bourassa                  Joseph P. Barri
Assistant Secretary                  Secretary